UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(x)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

Or

( )	Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934

For the transition period from _________________ to _____________________.

Commission File No. 0-14714

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

    Audited Financial Statements and Supplemental Schedules
    Astec Industries, Inc. 401(k) Retirement Plan
    As of December 31, 2006 and 2005 and for the year ended December 31, 2006with Reports of Independent
         Registered Public Accounting Firms

    Reports of Independent Registered Public Accounting Firms

    Audited Financial Statements:
        Statements of Net Assets Available for Benefits
        Statement of Changes in Net Assets Available for Benefits
        Notes to Financial Statements

    Supplemental Schedules:
        Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

    Edgar filing only:
        Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
        Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and Supplemental Schedules

Astec Industries, Inc. 401(k) Retirement Plan

As of December 31, 2006 and 2005 and for the year ended December 31, 2006 with Reports of Independent Registered Public Accounting Firms

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2006 and 2005 and for the
year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2006 and assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Chattanooga, Tennessee June 26, 2007	/s/ Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee of the
Astec Industries, Inc. 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2005.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans which has been retroactively applied to the financial statements at December 31, 2005.

/s/ Grant Thornton LLC
Charlotte, North Carolina June 29, 2006 (except for Note 2, as to which the date is June 27, 2007)

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$118,368,906	$101,813,692
Contribution receivables: Participants Employer	209,543 193,811	24,084 76,306
Total receivables	403,354	100,390
Total assets	118,772,260	101,914,082

Liabilities
Excess participant contributions payable	106,561	57,463
Net assets available for benefits at fair value	118,665,699	101,856,619

Adjustment from fair value to contract value for investment in collective trust fund	232,545	217,414
Net assets available for benefits	$118,898,244	$102,074,033

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income	$6,142,247
Net appreciation in fair value of investments	5,297,240

Contributions:
Participants	8,107,798
Employer	3,220,080
11,327,878
Total additions	22,767,365

Deductions from net assets attributed to:
Benefits paid to participants	5,925,429
Administrative expenses	17,725
Total deductions	5,943,154

Net increase	16,824,211
Net assets available for benefits
Beginning of year	102,074,033
End of year	$118,898,244

The accompanying notes are an integral part of this financial statement.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2006

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code (the Code) limitations. The Company matches 75% of each participant's contribution up to 4% of the participant's compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the match contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan investment results. Allocations of Plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their entire account balance.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and the American Institute of Certified Public Accountants (AICPA) issued SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted prices in an active market, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock are valued at quoted prices in an active market as of the last business day of the Plan year. The Plan’s investments in the American Century Stable Asset Fund, a collective fund, consist primarily of guaranteed investment contracts (GICs) sponsored by various insurance companies. The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of participation units owned by the collective fund is determined by the fair value of the underlying investments as determined by the fund manager. The loans to participants are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the plan sponsor in 2006 included those for the annual audit, legal and discrimination testing. Loan administrative fees are charged to the borrowing participant’s account.

3. Investments

During 2006, the Plan’s investments appreciated in fair value as determined by quoted market prices as follows:

Net Appreciation in Fair Value of Investments
Common stock	$788,621
Shares of registered investment companies	4,508,619
$5,297,240

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

American Century Growth Fund	$9,399,756	$8,830,908
American Century Ultra Fund	-	12,288,684
American Century Value Fund	14,844,759	11,503,729
American Century Strategic Allocation Moderate Fund	-	6,124,935
American Century Stable Asset Fund *	12,374,648	11,937,184
American Century Income & Growth Fund	-	17,031,139
J.P. Morgan Intrepid Growth Fund	10,705,136	-
UBS US Large Capital Growth Fund	20,608,097	-
The Boston Company International Core Equity Fund	6,886,368	-
Astec Industries, Inc. Common Stock	8,558,548	8,722,585

*  American Century Stable Asset Fund is shown at fair value, the contract value at
December 31, 2006 and 2005 is $12,607,193 and $12,154,598, respectively.

4.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated January 17, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and has indicated that it will take the necessary steps, if any to bring the Plans operations into compliance with the Code.

6. Party-in-Interest Transactions

Transactions with parties-in interest include investments in the Company’s common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank & Trust, the trustee.

7. Excess Participants Contributions Payable

During 2006 and 2005, the Company determined that excess participants contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participants contributions, plus or minus earnings or losses thereon, of $106,561 and $57,463 in 2006 and 2005, respectively, subsequent to year end to comply with the applicable requirements of the Code.  These amounts are recorded as excess participants contributions payable in the accompanying Statement of Net Assets Available for Benefits.

8. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$118,898,244
Deemed loans not reported on Form 5500	(53,969)
Adjustment to report collective trust fund at fair value	(232,545)
Net assets available for benefits per the Form 5500	$118,611,730

The following is a reconciliation of net income per the financial statements to the Form 5500:

Year Ended December 31, 2006

Net increase in net assets available for benefits per the financial statements	$16,824,211
Deemed loans not reported on Form 5500	(53,969)
Adjustment to report collective trust fund at fair value	(232,545)
Net income per the Form 5500	$16,537,697

Supplemental Schedules

Astec Industries, Inc. 401(k) Retirement Plan
Employer I.D. No. 62-0873631    Plan No. 001
Schedule H Line 4(a)
Schedule of Delinquent Participant Contributions
For the year ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Transactions
$ 10,809 (a)	$ 10,809 (a)
$154,973 (b)	$154,973 (b)

(a) Earnings on these contributions and loan repayments were deposited in April 2007
(b) Earnings on these contributions and loan repayments were deposited in June 2007

Astec Industries, Inc. 401(k) Retirement Plan
Employer I.D. No. 62-0873631    Plan No. 001
Schedule H Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

	American Century	Stable Asset Fund	$12,374,648
	American Century	Growth Fund	9,399,756
	American Century	Vista Fund	4,513,879
	American Century	Value Fund	14,844,759
	American Century	Small Capital Value Fund	5,154,322
*	J.P. Morgan	Smart Retirement Income Fund	2,329,950
*	J.P. Morgan	Smart Retirement 2010 Fund	4,717,988
*	J.P. Morgan	Smart Retirement 2015 Fund	4,325,616
*	J.P. Morgan	Smart Retirement 2020 Fund	5,673,410
*	J.P. Morgan	Smart Retirement 2030 Fund	2,237,324
*	J.P. Morgan	Smart Retirement 2040 Fund	735,167
*	J.P. Morgan	Intrepid Growth Fund	10,705,136
	UBS	US Large Capital Growth Fund	20,608,097
	The Boston Company	International Core Equity Fund	6,886,368
	Schwab	Brokerage Accounts	1,230,690

*	Astec Industries, Inc.	Common Stock	8,558,548

*	Participant Notes Receivable	Interest Ranges from 5.0-10.5%, maturity	4,072,616
		varies through 2011
	Interest Bearing Cash		632
			$118,368,906

* Indicates party-in-interest
Note:  Cost information has not been included because all investments are participant directed.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 29, 2007

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By /s/F. McKamy Hall
F. McKamy Hall, Member
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 29, 2007